SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                  FBO Air, Inc.
                        --------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         -------------------------------
                         (Title of Class of Securities)

                                     30246 H
                        --------------------------------
                                 (CUSIP Number)

                               Robert W. Berend
                               Wachtel & Masyr, LLP
                               110 East 59th Street
                               New York, New York  10022
                               (212) 909-9595
               ---------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 31, 2005
                         -------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_| .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                         (Continued on following pages)
                                Page 1 of 5 Pages

1.       NAME OF REPORTING PERSON

         William B. Wachtel

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |_|
3.       SEC USE ONLY

4.       SOURCE OF FUNDS

         PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  |_|

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

NUMBER OF SHARES                    7.      SOLE VOTING POWER

                                            2,947,781 shares

BENEFICIALLY OWNED BY EACH          8.      SHARED VOTING POWER

                                            0 shares

REPORTING PERSON WITH               9.      SOLE DISPOSITIVE POWER

                                            2,947,781 shares

REPORTING PERSON WITH               10.     SHARED DISPOSITIVE POWER

                                            0 shares

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,947,781 shares

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              |_|

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         24.98%

14.      TYPE OF REPORTING PERSON

         IN

Item 1.  Security and Issuer

         This Statement on Schedule 13D, filed with respect to an event that occurred on March 31, 2005, relates to shares of the Common Stock, $0.001 par value (the "Common Stock"), of FBO Air, Inc., a Nevada corporation (the "Issuer"), whose principal executive offices are located at 9078 East Charter Oak, Scottsdale, AZ 85260.

Item 2.  Identity and Background

         (a), (b), (c) and (f). This Statement on Schedule 13D is filed on behalf of William B. Wachtel (the "Reporting Person"). The following table sets forth the name, the principal occupation, the address of the principal office and the citizenship of the Reporting Person.

         Name:                      William B. Wachtel

         Principal Occupation:      Mr. Wachtel is a partner of Wachtel & Masyr,
                                    LLP, 110 East 59th Street, New York, NY
                                    10022, which serves as legal counsel to, among other clients, the Issuer.

         Business Address:          c/o Wachtel & Masyr, LLP
                                    110 East 59th Street
                                    New York, NY  10022

         Citizenship:               United States

         (d) - (e). During the five years prior to the date hereof, the Reporting Person (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         Not Applicable

Item 4.  Purpose of the Transaction

         The Reporting Person acquired the securities of the Issuer as an investment. On March 31, 2005, he was elected as a director of the issuer and as its Chairman of the Board.

         While he has no present plans to do so, the Reporting Person reserves the right to acquire additional shares of the Common Stock in the open market or otherwise. The Reporting Person also reserves the right to sell shares that he has purchased.

         The Reporting Person currently has no other plans or proposals which would result in:

         (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (b) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (c) Except for his election as a director and as Chairman of the Board of the Issuer as described above, no other change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

         (d) Any material change in the present capitalization or in the dividend policy of the Issuer;

         (e) Any other material change in the Issuer's business or corporate structure;

         (f) Changes in the Issuer's charter or bylaws or other actions which might impede the acquisition of control of the Issuer by any person;

         (g) Causing the Common Stock to be deleted from trading on the OTC Bulletin Board, although the Reporting Person as Chairman of the Board and a director of the Issuer will seek to have the Common Stock, when it qualifies, listed on a national securities exchange or to be quoted on the Nasdaq Stock Market;

         (h) The Common Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or

         (i) Any action similar to any of those enumerated.

Item 5.  Interest in Securities of the Issuer

         (a) Based on information provided to the Reporting Person by the Issuer, as of March 31, 2005, there were 10,194,393 shares of the Common Stock issued or outstanding as of the date hereof. The Reporting Person beneficially owns an aggregate of 2,947,781 shares of the Common Stock or approximately 24.98% of the outstanding shares of the Common Stock. The holdings referenced herein include 1,400,000 shares of the Common Stock issuable upon the conversion of 42 shares of the Issuer's Series A Convertible Preferred Stock, $0.001 par value (the "Convertible Preferred Stock"), and 208,336 shares issuable upon the exercise of a warrant expiring March 30, 2010 (the "Co-Investor Warrant").

         (b) The Reporting Person has the sole power to vote or direct the disposition of all 2,947,781 shares of the Common Stock, except that there is no voting right with respect to the Co-Investor Warrant, which is currently exercisable, until exercised.

         (c) On March 31, 2005, the Reporting Person acquired the 42 shares of the Convertible Preferred Stock and the Co-Investor Warrant for an aggregate purchase price of $416,667 as part of the Co-Investment phase of a private placement by the Issuer pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended. In the Co-Investment phase, the Issuer offered units (the "Co-Investment Units") at $100,000 per Co-Investment Unit, each Co-Investment Unit consisting of (i) ten shares of the Convertible Preferred Stock and (ii) a Co-Investor Warrant to purchase 50,000 shares of the Common Stock.

         On April 8, 2005, the Reporting Person acquired for an aggregate purchase price of $133,332, an aggregate of 1,339,445 shares of the Common Stock from the holders of the Company's 8% Convertible Notes due April 15, 2009 (the "Convertible Notes") in the aggregate principal amount of $400,000 which they converted on March 31, 2005 into an aggregate of 4,018,375 shares of the Common Stock.

         (d) Not applicable.

         (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         Except as described elsewhere in this Schedule 13D, the Reporting Person has no contract, arrangement, understanding or relationship with one or more security holders of the Issuer or others, with respect to the purchase, holding, voting or disposition of shares of Common Stock or other securities of the Issuer which are convertible or exercisable into such shares. The Reporting Person reserves the right to enter into any such contract, arrangement, understanding or relationship in the future.

Item 7.  Material to be Filed as Exhibits

         None


                                   Signatures

         After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 8, 2005

                                    /s/ William B. Wachtel
                                    ----------------------
                                    William B. Wachtel